

EST. 2015

MBC

MEDFORD
BREWING COMPANY

Max Heinegg



- Started brewing in 2008
- Certified BJCP beer judge

- Won 31 medals in local and regional competitions, including a first place in the Northeast Regional Homebrew Competition, and first places in the Boston Homebrew Competition, North Shore, and South Shore Homebrew Competitions

- Brewed with Idle Hands, Lord Hobo, and Mystic Brewery
- Director of the Boston Homebrew Competition (2012, 2013)
- Brewed 55 of the 80 recognized beer styles
- Member of Boston Wort Processors (Boston Homebrew Club)

Medford Brewing Company

Nick Bolitho



- 18 years of experience in Sales / Marketing management and entrepreneurial revenue generation

- Started out managing his local pub in England on weekends, then after moving from London to LA and now settled in Medford

- Built out new local sales and marketing strategies

- Launched a full service advertising agency

- Opened an e-commerce store - only locally made products

- Youth Soccer coach and former board member

Medford Brewing Company

Story Behind the Name

As Medford locals, we decided to incorporate Medford history into our brand and logo.

Medford was one of the premier locations for shipbuilding in the 1800's and a lot of visual history surrounds the city, with references to Clippers and ships all over the city.

The company's logo is a ship called the President, made in 1850 in Medford.



Medford Brewing Company

Why we're starting a Brewery

- Making Craft Beer with a universal appeal

- We love craft beer, but feel with the current expansion of the industry, products are becoming too extreme and diversified.

- We want to start a line of products that have a more universal appeal but with a gourmet flavor.



Medford Brewing Company

Quick Market Overview



(Information from Brewers' Association)

Medford Brewing Company



WHO IS THE CRAFT BEER DRINKER?

More likely to buy organic foods

Enjoys biking and jogging alone

42.6% have a Bachelor's degree

21.1% have a Master's degree

8.5% have a PhD

AGE

21-25 years old	5.4%
26-34 years old	26.4%
35-49 years old	41.5%
50-65 years old	24.3%
65+ years old	2%

TOTAL BEER INDUSTRY

25%

4.4%

CRAFT BEER INDUSTRY

95.1%

75%

SOURCE: BRITISH FOOD JOURNAL, JOURNAL OF CONSUMER MARKETING

STOCK PHOTO, CORINNE WINTHROP, KAITIE HUSS | COLLEGIAN

Medford MA

- Median resident age: 36.6

- Education: 43.1% BA, 18% MA

- Median Home Value: 18% Higher than MA

- Household Income: $73,797 10% higher than median MA

Medford Brewing Company

Competitive analysis/risk analysis

- There are no breweries in Medford

- Local naming convention to organically give product local boost and name recognition

- Initial proof of concept has been proven

- Demand for product

- Local government support including the Mayor of Medford

- High product demand for local goods

- One of Massachusetts fastest increasing property prices

- Regularly voted as a great place to live by media

- New local amenities

Medford Brewing Company

Core Beers
Initial Products

- **A.P.A   American Pale Ale**

- **I.P.A   India Pale Ale**

- **Golden Ale**

- **D.I.P.A   Double India Pale Ale**



Medford Brewing Company

A.P.A – American Pale Ale
First products for market

Our proprietary blend of citrusy American hops sparkle on a canvas of satisfying pilsner malt for a beer that's balanced, smooth, and clean



Medford Brewing Company

I.P.A –India Pale Ale
First products for market

Refreshing aromas of
tropical fruit and citrus
in a hop-forward beer,
balanced by a stately
mix of British pale malts



Medford Brewing Company

American Golden Ale

First products for market

Golden Ale is smooth and refreshing, with notes of lemon and honey.
Balanced and nuanced, revealing layers of flavor with every sip


AMERICAN
GOLDEN ALE
BREWED AND CANNED FOR MEDFORD BEVERAGE CO.
BY DORCHESTER BREWING CO. BOSTON, MA
MEDFORDBREWINGCOMPANY.COM
1 PINT
MEDFORD
BREWING COMPANY
AMERICAN
GOLDEN
ALE

Medford Brewing Company

Double India Pale Ale

Our New England style DIPA features juicy, tropical flavors and big citrus aromas from a heavy dry hopping. It's a smooth strong ale, with a touch of haze.



Medford Brewing Company

Overview of Projected Business Plan

Next 12 months

Note that the following slides contain our plans, and cannot be guaranteed.

Medford Brewing Company

Month 1 to 3:

- Contract brew APA, IPA, Golden and DIPA.
- Guerrilla market using social media (Both paid and organic) and local media.
- Actively promote with merchandise: T-shirts
- Work with City of Medford to finalize location - High visibility in West Medford ideally
- In person promotion of product in local liquor stores and bars / restaurants
- Start Farmer Brewer license application
- Work on next beer recipes (Named after ships built in Medford)



Medford Brewing Company

Month 3-6:

- Construct / rehab location
  - 10 to 15 barrel brewing system with up to 8 fermentation tanks.
  - Approximately 2,500 sq. ft. tap room
  - Food via separate vendor
  - Charity events
  - Small canning setup and some storage
  - Finalize design layout of brewery
  - Continue to add liquor store locations
  - Launch new products



Medford Brewing Company

Month 6-9:

- Continue to add retail locations

- Continue to market existing product line

- Finalize Farmer-Brewer License

- Finalize location build out.



Medford Brewing Company

Month 9-12:

•Open local brewery w/tap room

•Continue to market off-premises sales
•Work with local media to continue front-of-mind presence

•Community Free use of space for local groups to meet:
    Promote healthy lifestyle within the community
    Sponsor local events
    Running events 5K's
    Local youth teams
    Weekend running / yoga etc. clubs
    Meeting base for Lymphoma society - Team in Training
    Meeting place for BAA charity runners
•Introduce local food vendors / Food trucks to the brewery



Medford Brewing Company

Why Partner with Us



- We're local
- More demand than locations in Medford
- Already recognized as a local brand sponsoring local events and sports teams
- Already in over 135+ locations
- Utilization of our local media network connections: Boston Magazine,
- GateHouse Media, Wicked Local, Boston Globe, Esquire Magazine, Boston Eater, Edible Boston, Northshore Magazine
- Strong connections with the local start-up community
- Collaborating with the City of Medford and the Mayor.





Medford Historical Society & Museum
and Medford Brewing Company

History Happy Hour

Friday, March 2 – 6:30-8:30 PM
Sample Medford Brewing Company's
newest brews: American Pale Ale, India
Pale Ale, American Gold Ale
10 Governors Avenue
$12 at the door, includes a flight glass, beer and snacks

A history of 20th-century
Medford in 5 events:
a mural
a map
a highway
a high school fire
a bicentennial

Medford Brewing Company

Traction

- 1st offering sold out in 3 days, 2nd sold out in 2 days

- 95% of retailers sold out of product within 4 days

- Retailers reporting 40% of initial consumers are rebuying

- Currently in 135 locations and adding new ones weekly

- Unsolicited reviews are all very favorable – even on Untappd

- Amazing social media and press coverage

Medford Brewing Company